[LOGO] STATE STREET                          State Street Bank and Trust Company
                                                                    P.O. Box 381
                                                                Boston, MA 02101


October 23, 2001

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001, and from December 31, 2000 through June 30, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, and from December 31, 2000 through June 30, 2001, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:  /s/ Edward J. O'Brien
     ---------------------------------------------
         Edward J. O'Brien


     ---------------------------------------------
         Executive Vice President -- Division Head

         2-25-02
     ---------------------------------------------
         Date


By:  /s/ Cinzia M. Liambo
     ---------------------------------------------
         Cinzia M. Liambo


     ---------------------------------------------
         Vice President -- Compliance

         2-17-02
     ---------------------------------------------
         Date

[LOGO] STATE STREET                          State Street Bank and Trust Company
                                                                    P.O. Box 381
                                                                Boston, MA 02101


October 23, 2001

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2001, and from June 30, 2001 through September 30, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001, and from June 30, 2000 through September 30, 2001, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:  /s/ Edward J. O'Brien
     ---------------------------------------------
         Edward J. O'Brien


     ---------------------------------------------
         Executive Vice President -- Division Head

         2-25-02
     ---------------------------------------------
         Date


By:  /s/ Cinzia M. Liambo
     ---------------------------------------------
         Cinzia M. Liambo


     ---------------------------------------------
         Vice President -- Compliance

         2-21-02
     ---------------------------------------------
         Date

[LOGO] STATE STREET                          State Street Bank and Trust Company
                                                                    P.O. Box 381
                                                                Boston, MA 02101


February 19, 2002

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2001, and from September 30, 2001 through December 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, and from September 30, 2001 through December 31, 2001, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:  /s/ Edward J. O'Brien
     ---------------------------------------------
         Edward J. O'Brien


     ---------------------------------------------
         Executive Vice President -- Division Head

         2-25-02
     ---------------------------------------------
         Date


By:  /s/ Cinzia M. Liambo
     ---------------------------------------------
         Cinzia M. Liambo


     ---------------------------------------------
         Vice President -- Compliance

         2-17-02
     ---------------------------------------------
         Date

PRICEWATERHOUSECOOPERS [LOGO]
--------------------------------------------------------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP
                                                      160 Federal Street
                                                      Boston MA 02110-9862
                                                      Telephone (617) 428 8400
                                                      Facsimile (617) 439 7393


October 23, 2001

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001 and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination), through June 30, 2001:

- For securities which were held by the Fund at June 30, 2001, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic and foreign time deposit and funding agreement positions at June 30, 2001 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar certificates of deposit positions in aggregate at June 30, 2001 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, Bank One, NA London Branch;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

PRICEWATERHOUSECOOPERS [LOGO]

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts

PRICEWATERHOUSECOOPERS [LOGO]
--------------------------------------------------------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP
                                                      160 Federal Street
                                                      Boston MA 02110-9862
                                                      Telephone (617) 428 8400
                                                      Facsimile (617) 439 7393


October 23, 2001

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001 and with respect to agreement of security purchases and sales, for the period from June 30, 2001 (the date of our last examination), through September 30, 2001:

- For securities which were held by the Fund at September 30, 2001, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic and foreign time deposit and funding agreement positions at September 30, 2001 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar certificates of deposit positions in aggregate at September 30, 2001 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, Bank One, NA London Branch;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

PRICEWATERHOUSECOOPERS [LOGO]

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts

PRICEWATERHOUSECOOPERS [LOGO]
--------------------------------------------------------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP
                                                      160 Federal Street
                                                      Boston MA 02110-9862
                                                      Telephone (617) 428 8400
                                                      Facsimile (617) 439 7393


February 19, 2002

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001 and with respect to agreement of security purchases and sales, for the period from September 30, 2001 (the date of our last examination), through December 31, 2001:

- For securities which were held by the Fund at December 31, 2001, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic and foreign time deposit and funding agreement positions at December 31, 2001 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar certificates of deposit positions in aggregate at December 31, 2001 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, Bank One, NA London Branch;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

PRICEWATERHOUSECOOPERS [LOGO]

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts